December 12, 2013

Via EDGAR

Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Growth Series (Invesco Growth Series) File Nos. 811-02699 and 002-57526

Dear Mr. Di Stefano:

Below are responses to your comments, which we discussed on November 18, 2013, regarding Post-Effective Amendment No. 104 (the “Amendment”) to the AIM Growth Series’ (Invesco Growth Series’) (the “Registrant’s”) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 30, 2013, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective December 16, 2013.  The purpose of the Amendment is to register a new fund, Invesco Alternative Strategies Fund (the “Fund”).  These comments and responses apply to Class A, C, R, Y, R5 and R6 Shares of the Fund.  Each of your comments is in bold and we have set forth the Registrant’s response immediately below each comment.

1.            Comment:  Please remove the term “liquid” from the Fund’s name pursuant to Rule 2a-7(b)(3).

Response:  Registrant has revised the Fund’s name, as requested.

2.            Comment:  In the section entitled “Portfolio Turnover,” add the narrative disclosure found in Item 3 of Form N-1A to the Fund’s existing disclosure stating that the Fund is new.

Response:  Registrant has revised the disclosure in the section entitled “Portfolio Turnover” as follows:

“The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance.  No portfolio turnover rate is disclosed because the Fund had not yet commenced operations prior to the date of this prospectus.”

3.            Comment:  Please explain supplementally whether the Fund plans to rely upon special relief or, alternatively, the provisions under the 1940 Act and the rules thereunder with respect to the Fund’s investments in unaffiliated funds.

Response:  The Fund plans to rely upon the statutory exemptions under Section 12(d) of the 1940 Act and the rules related thereto.

4.            Comment:  In the section entitled “Principal Investment Strategies of the Fund,” please explain or define the terms “global macro strategies,” “market neutral strategies” and “balanced risk strategies.”

Response:  Registrant has revised the Item 4 disclosure under the section entitled “Principal Investment Strategies of the Fund” as follows:

“The underlying funds may apply a wide array of investment strategies within or among each asset class, including market neutral strategies (i.e., using offsetting long and short stock stocks to limit general stock market risk), long/short strategies, low volatility strategies, balanced risk strategies (i.e., using assets that contribute a relatively equal amount of risk to the portfolio to limit the effect that one underperforming asset may have on overall performance), real estate focused strategies, emerging markets focused~~, and~~ strategies, currency-focused strategies~~.~~ and equity-based global macro strategies (i.e., using a top-down or bottom-up approach that considers how economic and political forces affect markets).”

Registrant has revised the Item 9 disclosure under the section entitled “Objective(s) and Strategies” as follows:

“Market neutral strategies ~~seek to neutralize general stock market risk~~ typically utilize offsetting long and short stocks in dollar-matched equity portfolios, and attempt to limit non-security specific risk from industry or sector selection, style, country and regional allocation or currency exposure.  Long-short and low volatility strategies seek to limit, but not eliminate general stock market risk.  Balanced risk strategies ~~seek to equally weight the risk of the assets, rather than the value of the assets, that comprise a portfolio~~ are constructed so that each asset—i.e., stocks, bonds and commodities—contributes a relatively equal amount of risk to the portfolio and seeks to limit the effect that one underperforming asset may have on overall performance while providing balance during different phases of the economic cycle—noninflationary growth, inflationary growth and recession.  These portfolios may also include a tactical overlay that allows managers to opportunistically adjust the strategic allocation within a pre-defined range.  Equity-based global macro strategies consider how various economic and political forces could affect markets and such strategies can focus on either a top-down or bottom-up approach.”

5.            Comment:  Please confirm whether the Fund anticipates small or mid capitalized company exposure.  If so, please include appropriate risk disclosure.

Response:  The Fund anticipates small or mid capitalized company exposure through one or more underlying funds and notes that “Small- and Mid-Capitalization Risks” is included in the Fund’s risk disclosure.  Registrant has added the following strategy disclosure:

“The underlying funds may invest in securities and other investments of all capitalization sizes, including securities and other investments that have exposure to small- and mid-capitalization issuers.”

6.            Comment:  Please confirm whether the Fund anticipates regular high portfolio turnover.  If so, please include appropriate strategy and risk disclosure.

Response:  The Fund does not anticipate regular high portfolio turnover.

7.            Comment:  In the statement of additional information, please clarify the extent to which the Fund anticipates investing in derivative instruments, including whether the Fund anticipates investing directly in derivative instruments.

Response:  The Fund currently does not expect to invest directly in derivative instruments but could invest in derivatives as part of a non-principal investment strategy in response to certain market conditions.

8.            Comment:  In the statement of additional information, under the section entitled “Fundamental Restrictions,” please clarify that the following interpretation does not apply to the Fund’s limitation on borrowing money:

“Any investment restriction that involves a maximum or minimum percentage of securities or assets (other than with respect to borrowing) shall not be considered to be violated unless an excess over or a deficiency under the percentage occurs immediately after, and is caused by, an acquisition or disposition of securities or utilization of assets by the Fund.”

Response:  Registrant has revised the section as follows:

“Any investment restriction, except for the restriction related to borrowing, that involves a maximum or minimum percentage of securities or assets (other than with respect to borrowing) shall not be considered to be violated unless an excess over or a deficiency under the percentage occurs immediately after, and is caused by, an acquisition or disposition of securities or utilization of assets by the Fund.”

With respect to the foregoing comments, Registrant acknowledges the following:

1.      The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2.      Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3.      The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact me at (713) 214-1324 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Veronica Castillo
Veronica Castillo, Esq.
Counsel